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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                  SCHEDULE TO
                                (RULE 14d-100)

                            TENDER OFFER STATEMENT
                                     UNDER
                         SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                   Burns International Services Corporation
                           (Name of Subject Company)

                  Securitas Acquisition Corporation (Offeror)
                      Securitas AB (Affiliate of Offeror)
                           (Names of Filing Persons)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  122374-10-1
                     (Cusip Number of Class of Securities)

             Thomas Berglund, President & Chief Executive Officer
                                 Securitas AB
                       Lindhagensplan 70, P.O. Box l2307
                          SE-102 28 Stockholm, Sweden
                             Phone: 46-8-657-7400
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
                  Communications on Behalf of Filing Persons)
                               ----------------
                                  A Copy to:
                      Dunnington, Bartholow & Miller, LLP
                     Attention: Frederick W. London, Esq.
                             Promenade Office Park
                 4165 East Thousand Oaks Boulevard, Suite 101
                        Westlake Village, CA 91362-3810
                               ----------------
                           CALCULATION OF FILING FEE

      Transaction Valuation* $444,672,316   Amount of Filing Fee $88,935
--------
* Estimated for purposes of calculating the amount of the filing fee only. The filing fee is calculated by (i) multiplying $21.50, the per share tender offer price by, 19,948,884 being the number of shares of Common Stock, par value $0.01 per share of Burns International Services Corporation sought in the Offer, plus (ii) payments to holders of options that are, or will become, vested and exercisable with an exercise price of less than $21.50. The amount payable to option holders is equal to the difference between (a) $21.50 and (b) the applicable exercise price, based on 2,218,187 outstanding options with an average weighted exercise price of $14.39 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: Not applicable.            Filing Party: Not
Form or Registration No.: Not applicable.           applicable.

                                                    Date Filed: Not applicable
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1
[_]issuer tender offer subject to Rule 13e-4
[_]going-private transaction subject to Rule 13e-3
[_]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                               Page 1 of 7 Pages
                        Exhibit Index begins on Page 7

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                                  SCHEDULE TO

  This Tender Offer Statement on Schedule TO (this "Statement") is filed by Securitas Acquisition Corporation, a Delaware corporation ("Purchaser") and Securitas AB, a joint stock company organized under the laws of Sweden ("Securitas"). This Statement relates to the offer by Purchaser to purchase all of the issued and outstanding common stock, par value $0.01 per share (the "Company Common Stock"), including the associated rights to purchase Series A Participating Cumulative Preferred Stock, issued under the Rights Agreement (as defined in Section 1.2 of the Agreement and Plan of Merger) (the "Rights" and together with the Company Common Stock, the "Shares"), of Burns International Services Corporation, a Delaware corporation (the "Company"), at a price of $21.50 per share of Company Common Stock or such higher price as may be paid in the Offer (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

  This Statement also relates to an irrevocable option granted by the Company to Securitas to purchase up to the number of shares of the Company's Common Stock which represent 19.9% of all shares of Company Common Stock which are issued and outstanding immediately prior to the exercise of the Option (the "Option Shares") at a cash purchase price per Share equal to the Per Share Amount and options granted by certain stockholders of the Company, who beneficially own the number of shares of Company Common Stock set forth opposite such stockholder's name on Schedule I of the Stockholders' Agreement, to purchase all of such stockholders' Shares at the higher price of $21.50 per share or the highest price paid by Purchaser pursuant to the Offer. All of such options can only be exercised in certain circumstances described in
Section 11 of the Offer to Purchase. Securitas may be deemed to beneficially own such shares.

  Purchaser is an indirect wholly owned subsidiary of Securitas and was formed solely to effect the Offer and the transactions contemplated thereby.

Item 1. Summary Term Sheet

  The information set forth in the "Summary of Offer" of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

    (a) The name of the subject company is Burns International Services Corporation, and the address of its principal executive offices is 200 S. Michigan Avenue, Chicago, IL 60604. The telephone number of the Company at such location is (312) 322-8500.

    (b) As of August 3, 2000, there were 19,948,884 shares of Company Common Stock issued and outstanding. Purchaser is seeking to purchase all of such Shares at a purchase price of $21.50 per Share, net to the seller in cash.

    (c) The Company's Common Stock is traded on the New York Stock Exchange. The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

  (a)--(c)(1), (c)(2) & (c)(5) This Statement is being filed by Purchaser and Securitas. The information set forth in the "INTRODUCTION" and "Section 9-- Certain Information Concerning Purchaser and Securitas" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years

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and citizenship of each director and executive officer of Purchaser and
Securitas, and the name of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

  (c)(3) & (c)(4) None of Purchaser, Securitas nor, to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction

  (a)(1) & (a)(2) The information set forth in the "Summary of the Offer", "INTRODUCTION", "Section 1--Terms of the Offer", "Section 2--Acceptance for Payment and Payment for Shares", "Section 3--Procedures for Tendering Shares", "Section 4--Withdrawal Rights", "Section 5--Certain Federal Income Tax Consequences", "Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations"; and "Section 11-- Background of the Offers, Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements", of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

  (a)(1) Other than the transactions described in Item 5(b) below, none of Purchaser, Securitas nor, to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's second full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 5(b) below, none of Purchaser, Securitas nor, to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase has entered into any transaction since the commencement of the Company's second full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $60,000.

  (b) The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser and Securitas," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

  (a)--(c)(1)-(7) The information set forth in the "INTRODUCTION," "Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations", "Section 9--Certain Information Concerning Purchaser and Securitas," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements", "Section 12--Plans for the Company; Other Matters", and "Section--13 Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.


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Item 7. Source and Amount of Funds or Other Consideration

  (a),(b) & (d) The information set forth in the "INTRODUCTION" and "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

  The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser and Securitas," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

  The information set forth in the "INTRODUCTION", and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

  (a)--(b) The information set forth in "Section 9--Certain Information Concerning Purchaser and Securitas" of the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information

  (a)(1) Except as disclosed in Item 5 above, there are no present or proposed material contracts, agreements, arrangements, understandings or relationships between Purchaser and Securitas, or to the best knowledge of Purchaser and Securitas, any of the persons or entities listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

  (a)(2)--(a)(5), (b) The information set forth in the Offer to Purchase in the "INTRODUCTION", "Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations", "Section 14-- Conditions to the Offer" and "Section 15--Certain Legal Matters", the Letter of Transmittal, attached as Exhibit (a)(2) to this Schedule TO and the Agreement and Plan of Merger, dated as of August 3, 2000, between the Purchaser, Securitas and the Company, attached as Exhibit (d)(1) to this Schedule TO, is incorporated herein by reference.

Item 12. Exhibits

Exhibit

 (a)(1) Offer to Purchase, dated August 7, 2000

 (a)(2) Letter of Transmittal.

 (a)(3) Notice of Guaranteed Delivery.

 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.

 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.

 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(7) Press Release of Securitas, dated August 3, 2000.

 (a)(8) Summary Advertisement.

 (b)    Revolving Credit Facility Summary Terms and Conditions, dated as of
        August 2, 2000, between Securitas, Deutsche Bank AG and Deutsche Bank
        Luxembourg S.A.

 (c)    Not Applicable.

 (d)(1) Agreement and Plan of Merger, dated as of August 3, 2000, by and between the Company, Securitas and Purchaser.

 (d)(2) Stockholders' Agreement, dated as of August 3, 2000, by and between Purchaser and certain stockholders of the Company.

 (d)(3) Stock Option Agreement, dated as of August 3, 2000, by and between
        Securitas and the Company.

 (d)(4) Confidentiality Agreement, dated September 28, 1998, by and between
        Securitas and the Company.

 (e)    None.

 (f)    Not Applicable.

 (g)    None.

 (h)    Not Applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2000

                                          Securitas Acquisition Corporation
                                                    s/ Hakan Winberg
                                          By: _________________________________

                                          Securitas AB
                                                   /s/ Thomas Berglund
                                          By: _________________________________

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